Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following list of questions and answers was made available to employees on April 22, 2014:

Questions for employees

1)	This seems different from our usual approach to acquisitions. Can you explain why? Is it possible this won’t happen?

•	Unfortunately, Allergan’s management has not been receptive to our overtures for over eighteen months and has made it clear privately and publicly that it is not interested in a deal with us, so we chose to take our proposal to Allergan’s shareholders directly. We are committed to taking whatever steps are necessary to complete this transaction. There is no agreement between Valeant and Allergan at this point and the two will operate as two independent companies until a transaction, if any, is completed, so it is important to continue operating in “business as usual” mode.

2)	What is the timing on this? When will it close?

•	Valeant has made a compelling offer to Allergan and we hope given the strong rationale for combining the companies that Allergan will move quickly on behalf of its shareholders. While we hope this moves quickly, it would be premature of us at this point to speculate on when a transaction, if any, will be agreed or completed.

3)	How will the sales force be structured? What will be in the sales bags? How many territories will there be?

•	At this point we do not have any decisions made on the way our sales forces would be structured across any of our businesses. When, and if, this moves forward, we will take the opportunity to ensure the most optimal structure is in place for servicing our customers, with a team composed of high-performing individuals that understand and fit the Valeant culture and operating model and are committed to the long-term growth of Valeant.

4)	What can I say to my customers? Particularly those who are hesitant to buy product?

•	Please use the talking points that are provided to you. At this point there is very little to say to customers beyond what we have communicated in the letters that will be going out to them. Most importantly, you should not speculate on anything related to our proposal with anyone. The best thing you can do is to stay focused on your day-to-day responsibilities and avoid being distracted. If you have any questions about what to say to a customer, please raise it to your management. Your customers will look to you at this time and you should reassure them that we are committed to our current product offerings.

5)	Will my salary or target compensation change? Will there be changes to our benefit plans?

•	There are no changes resulting from this announcement that are planned at this time. Any changes would be considered in connection with an agreed transaction.

6)	When will I know what this means for me?

•	We are committed to providing you with updates throughout this process. While we know that you have a lot of questions, we ask that you be patient as the process moves forward. If you have any questions, please raise them with your management.

7)	Will there be layoffs? How many?

•	There is no agreement between Valeant and Allergan at this point and the two will operate as separate companies. After Allergan and we have agreed upon a transaction, we will focus on building the optimal organization for servicing our customers, with a team composed of high-performing individuals that understand and fit the Valeant culture and operating model and are committed to the long-term growth of Valeant. As of the time of our announcement, our estimated synergies include less than a 20% reduction in combined company headcount world-wide. While a transaction would result in a reduction in headcount in certain areas, we expect Valeant to increase headcount in other areas after any transaction closing. Headcount reductions would come primarily from corporate and G&A functions and we will maintain our goal of focusing headcount in customer-facing roles.

8)	I’m new to Valeant. What will happen to me?

•	The best thing for you to do is to stay focused on your day-to-day responsibilities and to keep delivering for the company. We are very proud of our employees and all they have been able to accomplish during an extended period of tremendous growth and change. Whether you are a long-time employee or one of the new members of our team that has joined us and brought with you a track record of success, we are confident in you and your abilities. It is important that you not make any assumptions at this time based on your tenure and instead focus on delivering results.

9)	Should we keep selling our products? What about those we are going to sell off?

•

We have been very pleased with the success we have achieved with Dysport and Restylane/Perlane and are proud of all the momentum these products have as a result of our sales force’s efforts. Given this, one of the most difficult aspects of this transaction is the fact that these products have been identified as key potential divestitures. We are actively engaged in discussions with third parties with respect to the assets that we expect to sell, however, at this time it is vital that you continue to sell our products to our customers as you normally would, particularly because there can be no assurance of a transaction. Remain focused on your responsibilities and efforts to promote our products and reassure your customers that business is continuing as usual. We will provide additional updates as we move through this process.

10)	If you divest products, will the company that buys the product also acquire the sales force as well? Will we have a choice?

•	Given the success our sales team has had with these products, we would expect that a buyer would have a strong interest in our fantastic sales team. However, Valeant will use this transaction to build the optimal organization for servicing our customers, with a team composed of high-performing individuals that understand and fit the Valeant culture and operating model and are committed to the long-term growth of Valeant. This will include many members of our current sales team. We have no plans to divest our current full sales team with the products.

11)	Will we keep the Valeant US HQ in NJ or will it move to CA? How about other locations?

•	We are not proposing any changes at this time. We have informed Allergan that we are open to discussing all social issues, including our U.S. headquarters location.

12)	When will we receive additional communication?

•	We are committed to providing you with updates throughout this process through our various communication channels – emails, town halls, management meetings, etc. If you have questions you would like to ask, send them to corporate.communication@valeant.com. Please understand that there are a lot of questions we will not be able to answer at this time, but we will respond to them as we move through the process.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH

THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.